UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 3, 2008

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On December 3, 2008, Caterpillar Inc. (the "Company") entered into an underwriting agreement with Banc of America Securities LLC and J.P. Morgan Securities Inc., as representatives of the underwriters named in Schedule A thereto (the "Underwriting Agreement") with respect to Caterpillar's issuance and sale of an aggregate principal amount of $1,500,000,000 debt securities, comprised of $350,000,000 of the Company's 7.000% Notes due 2013 (the "2013 Notes"), $900,000,000 of the Company's 7.900% Notes due 2018 (the "2018 Notes") and $250,000,000 of the Company's 8.250% Debentures due 2038 (the "2038 Debentures" and together with the 2013 Notes and the 2018 Notes, the "Securities"). The Securities are registered by the Company under the Securities Act of 1933, as amended, pursuant to a shelf registration statement on Form S-3ASR (File No. 333-136265) (the "Registration Statement") filed with the Securities and Exchange Commission ("SEC") on August 3, 2006. The Company has filed with the SEC a prospectus supplement, dated December 4, 2008, relating to the offer and sale of the Securities.

The Underwriting Agreement contains customary (i) representations, warranties and covenants by the Company, (ii) conditions to closing and indemnification obligations of the Company, (iii) indemnification obligations of the underwriters, (iv) termination provisions and (v) other obligations of the parties.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 hereto and incorporated by reference herein.

The Securities were issued on December 5, 2008 pursuant to that certain Indenture (the "Indenture") dated as of May 1, 1987, as subsequently amended and supplemented, between the Company and U.S. Bank National Association, as successor trustee. The Securities will be issued in a minimum denomination of $2,000 and integrals of $1000 thereafter and (i) with respect to the 2013 Notes, will bear interest at the rate of 7.000% per year and will mature on December 15, 2013, (ii) with respect to the 2018 Notes, will bear interest at the rate of 7.900% per year and will mature on December 15, 2018 and (iii) with respect to the 2038 Debentures, will bear interest at the rate of 8.250% per year and will mature on December 15, 2038. The interest on the Securities will be payable on June 15 and December 15 of each year, commencing June 15, 2009, until maturity of the respective Securities as stipulated above. The Company may redeem some or all of the Securities at any time and from time to time at the greater of 100% of the principal amount of the Securities being redeemed or the discounted present value of such Securities, discounted at the corresponding U.S. Treasury rate plus 50 basis points. The Securities will be unsecured obligations of the Company and will rank equally with all of the Company's other unsecured senior indebtedness.

The above description of the Securities is qualified in its entirety by reference to the Form of Global Note, the Form of Global Debenture and the Indenture. The Form of Global Note is attached to this Current Report on Form 8-K as Exhibit 4.1 and the Form of Global Debenture is attached to this Current Report on Form 8-K as Exhibit 4.2. The Indenture and any supplements or amendments thereto were previously filed as Exhibits 4.1 through 4.5 to the Registration Statement on Form S-3 filed with the SEC on February 19, 1997 (Registration No. 333-22041) and Exhibit 4.6 to the Form 10-K for the period ending December 31, 2006 filed with the SEC on February 23, 2007.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits.
    1.1   Underwriting Agreement dated December 3, 2008 between Caterpillar Inc. and Banc of America Securities
            LLC and J.P. Morgan Securities Inc., as representatives of the several underwriters named therein.
    4.1   Form of Global Note.
    4.2   Form of Global Debenture.

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

	By: _/s/ James B. Buda_
Dated: December 5, 2008	James B. Buda
	Vice President, General Counsel and Secretary

EXHIBIT 1.1

CATERPILLAR INC.

$350,000,000 7.000% Notes due 2013
$900,000,000 7.900% Notes due 2018
$250,000,000 8.250% Debentures due 2038

UNDERWRITING AGREEMENT

To the Representatives named in <u>Schedule B</u> hereto
of the Several Underwriters named in <u>Schedule A</u> hereto

December 3, 2008

Ladies and Gentlemen:

Caterpillar Inc. (the "<u>Company</u>") confirms its agreement (the "Agreement") with you and each of the other "Underwriters" named in <u>Schedule A</u> hereto (collectively, the "<u>Underwriters</u>," which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom you are acting as representatives (in such capacity, the "<u>Representatives</u>"), with respect to the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective principal amounts set forth in said <u>Schedule A</u> of $350,000,000 principal amount of the Company's 7.000% Notes due 2013, $900,000,000 principal amount of the Company's 7.900% Notes due 2018 and $250,000,000 principal amount of the Company's 8.250% Debentures due 2038 (together, the "Securities") described in <u>Schedule B</u> hereto. The Securities are to be issued pursuant to an indenture, dated as of May 1, 1987, as amended and supplemented (the "<u>Indenture</u>"), by and between the Company and U.S. Bank National Association, as successor trustee (the "Trustee"). The term "<u>Indenture</u>," as used herein, includes the Officers' Certificates (as defined in the Indenture) establishing the form and terms of the Securities pursuant to Section 301 of the Indenture.

The Company understands that the Underwriters propose to make a public offering of the Securities as soon as the Representatives deem advisable after this Agreement has been executed and delivered.

Certain terms used herein are defined in Section 19 hereof.

SECTION 1. <u>Representations and Warranties</u>.

(a) <u>Representations and Warranties by the Company</u>. The Company represents and warrants to each Underwriter as of the date hereof, and as of the Closing Time referred to in Section 2(b) hereof, and agrees with each Underwriter, as follows:

(i) <u>Compliance with Registration Requirements</u>. The Company meets the requirements for use of Form S-3 under the 1933 Act and has filed with the Securities and Exchange Commission (the "<u>Commission</u>") an automatic shelf registration statement, as defined in Rule 405, on Form S-3 (File No. 333-136265) covering the registration of the Securities under the 1933 Act, including a related Base Prospectus. The Company may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b) ("<u>Rule 424(b)</u>") of the rules and regulations of the Commission under the 1933 Act (the "<u>1933 Act Regulations</u>"), one or more preliminary prospectus supplements relating to the Securities, each of which has previously been furnished to you. Promptly after execution and delivery of this Agreement, the Company will prepare and file a final prospectus supplement relating to the Securities in accordance with Rule 424(b). As filed, such final prospectus supplement shall contain all information required by the 1933 Act and the 1933 Act Regulations, and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and any

Preliminary Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein. The Registration Statement, at the Execution Time, meets the requirements set forth in Rule 415(a)(1)(x).

For purposes of this Agreement, all references to the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the Final Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 which were filed under the 1934 Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be; and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the filing of any document under the 1934 Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be, deemed to be incorporated therein by reference.

Each of the Registration Statement and any post-effective amendment thereto has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or notice objecting to its use has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

On each Effective Date, the Registration Statement did, and when the Final Prospectus is first filed in accordance with Rule 424(b) and at the Closing Time, the Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the 1933 Act and the 1933 Act Regulations, the 1934 Act and the respective rules thereunder (the "1934 Act Regulations") and the 1939 Act and the respective rules thereunder (the "1939 Act Regulations"); on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b) and at the Closing Time, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to (i) that part of the Registration Statement which shall constitute the Statement of Eligibility (Form T-1) under the 1939 Act of the Trustee or (ii) the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Final Prospectus (or any supplement thereto).

(ii) Disclosure Package. The Disclosure Package, when taken together as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, the preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein.

(iii) Well-Known Seasoned Issuer. (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto, if any, for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the 1934 Act or form of prospectus), (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offering relating to the Securities in reliance on the exemption in Rule 163, and (iv) at the Execution Time (with such date being used as the determination date for purposes for this clause (iv)), the Company was or is (as the case may be) a "well-known seasoned issuer" as defined in Rule 405. The Company agrees to pay the fees required by the Commission relating to the Securities within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).

(iv) Ineligible Issuer. (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities and (ii) as of the

Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405) without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(v) <u>Issuer Free Writing Prospectuses</u>. Each Issuer Free Writing Prospectus and the final term sheet prepared and filed pursuant to Section 3(a) hereof do not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; <u>provided, however</u>, the foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for use therein.

(vi) <u>Independent Accountants</u>. The independent registered public accounting firm that certified the financial statements and supporting schedules incorporated by reference in the Registration Statement is an independent registered public firm with respect to the Company within the meaning of the 1933 Act and the 1933 Act Regulations and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States).

(vii) <u>Financial Statements</u>. The financial statements included in the Registration Statement, the Disclosure Package and the Final Prospectus, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; and said financial statements have been prepared in conformity with generally accepted accounting principles ("<u>GAAP</u>") applied on a consistent basis throughout the periods involved. The supporting schedules, if any, included in the Registration Statement present fairly, in all material respects, in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information included in the Disclosure Package and the Final Prospectus present fairly, in all material respects, the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement.

(viii) <u>No Material Adverse Change in Business</u>. Since the respective dates as of which information is given in the Disclosure Package and as of the date of the Final Prospectus, except as otherwise stated therein, (A) there shall have been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "<u>Material Adverse Effect</u>"), (B) there shall have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business or as disclosed in filings (whether filed or furnished) with the Securities Exchange Commission, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) except for regular quarterly dividends on the Common Stock in amounts per share that are consistent with past practice, there shall have been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(ix) <u>Good Standing of the Company</u>. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package and the Final Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(x) <u>Good Standing of Subsidiaries</u>. Each "significant subsidiary" of the Company (as such term is defined in Rule 1-02 of Regulation S-X) has been duly organized and is validly existing as a corporation, limited liability company, partnership, limited partnership or other legal entity recognized by the laws of the jurisdiction in which such significant subsidiary was formed, in good standing under the laws of the jurisdiction of its incorporation or formation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package and the Final Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or the failure to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Disclosure Package and the Final Prospectus, all of the issued and outstanding capital stock of each such subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; and none of the outstanding shares of capital stock of any subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such subsidiary.

(xi) <u>Capitalization</u>. The shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; and none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(xii) <u>Authorization of Agreement</u>. This Agreement has been duly authorized, executed and delivered by the Company.

(xiii) <u>Authorization of the Indenture</u>. The Indenture has been duly authorized by the Company and duly qualified under the 1939 Act and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(xiv) <u>Authorization of the Securities</u>. The Securities have been duly authorized and, at the Closing Time, will have been duly executed by the Company and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(xv) <u>Description of the Securities and the Indenture</u>. The Securities and the Indenture will conform in all material respects to the respective statements relating thereto contained in the Disclosure Package and the Final Prospectus and will be in substantially the respective forms filed or incorporated by reference, as the case may be, as exhibits to the Registration Statement.

(xvi) <u>Absence of Defaults and Conflicts</u>. Neither the Company nor any of its subsidiaries is in violation of its charter or by-laws or in default (beyond any applicable notice and cure period) in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (collectively, "<u>Agreements and Instruments</u>"), except for such defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement, the Indenture and the Securities and the consummation of the transactions contemplated herein and in the Disclosure Package and the Final Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Disclosure Package and the Final Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder and under the Indenture and the Securities have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults, Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any subsidiary or any of their assets, properties or operations. As used herein, a "<u>Repayment Event</u>" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary.

(xvii) Absence of Labor Dispute. No Labor Dispute with the employees of the Company exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to result in a Material Adverse Effect. For purposes of this Agreement, the term "Labor Dispute" shall mean a controversy between employers and employees concerning conditions of employment or concerning the association or representation of persons in negotiating, fixing, maintaining, changing or seeking to arrange terms or conditions of employment.

(xviii) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any subsidiary, which is required to be disclosed in the Disclosure Package and the Final Prospectus (other than as disclosed therein), or which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder;

(xix) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement or for the due execution, delivery or performance of the Indenture by the Company, except such as have been already made or obtained or will be made or obtained prior to Closing Time under the 1933 Act, the 1933 Act Regulations or the 1939 Act and except as may be required under state securities laws.

(xx) Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where failure to possess such permits, licenses, approvals, consents and other authorizations would not, singly or in the aggregate, have a Material Adverse Effect.

(xxi) Title to Property. To its knowledge, the Company and its subsidiaries have good and marketable title to all real property owned by the Company and its subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the Disclosure Package and the Final Prospectus (b) would not, singly or in the aggregate, result in a Material Adverse Effect or (c) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries.

(xxii) Environmental Laws. Except as described in the Disclosure Package and the Final Prospectus and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (D) to the actual knowledge of an officer of the Company(as determined as of the date hereof) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(b) Officer's Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

SECTION 2. Sale and Delivery to Underwriters; Closing.

(a) Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price set forth in Schedule B, the respective aggregate principal amounts of Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional principal amount of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

(b) Payment. Payment of the purchase price for, and delivery of certificates for, the Securities shall be made at the offices of Underwriters' counsel, or at such other place as shall be agreed upon by the Representatives and the Company, at 9:00 A.M. (New York, New York Time) on the second business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called "Closing Time").

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representatives for the respective accounts of the Underwriters of the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase. Each of Banc of America Securities LLC and J.P. Morgan Securities Inc., in each case individually and not as a Representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

SECTION 3. Covenants of the Company.

The Company covenants with each Underwriter as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b), will comply with the requirements of Rule 424 and will notify the Representatives immediately, and confirm the notice in writing, (i) when the Final Prospectus or any supplement thereto shall have been filed, (ii) for so long as the Securities remain unsold by the Underwriters, of the receipt of any comments from the Commission with respect to the Registration Statement, Preliminary Prospectus or Final Prospectus, or any amendment thereof or supplement thereto, or any document incorporated therein by reference, (iii) for so long as the Securities remain unsold by the Underwriters, of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Final Prospectus or for additional information and (iv) for so long as the Securities remain unsold by the Underwriters, of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any notice of objection to the use of the Registration Statement pursuant to Rule 401(g), or of any order preventing or suspending the use of any Preliminary Prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes. The Company will promptly after the parties hereto execute this Agreement effect the filings necessary pursuant to Rule 424(b) and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will promptly prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in a form approved by the Representatives and will file such term sheet pursuant to Rule 433(d) within the time required by such Rule. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

(b) Filing of Amendments. For so long as the Securities remain unsold by the Underwriters, the Company will give the Representatives notice of its intention to file or prepare any amendment to the Registration Statement, or any amendment, supplement or revision (including any Preliminary Prospectus or the Final Prospectus) to the Base Prospectus, whether pursuant to the 1933 Act, the 1934 Act or otherwise, will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representatives or counsel for the Underwriters shall object.

(c) Delivery of Registration Statement. The Company has furnished or, upon request, will deliver to counsel for the Underwriters, without charge, signed copies (which may be a conformed copy delivered electronically) of the Registration Statement as originally filed and of each amendment of the Registration Statement filed with the Commission prior to the Closing Time (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein).

(d) Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each Preliminary Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. If at any time prior to the filing of a final prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made at such time, not misleading, the Company will (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request. The Company will furnish to each Underwriter, without charge, during the period when the Final Prospectus is required to be delivered under the 1933 Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), such number of copies of the Final Prospectus (as amended or supplemented) and any supplement thereto, and each Issuer Free Writing Prospectus, as such Underwriter may reasonably request.

(e) Continued Compliance with Securities Laws. The Company will comply with the 1933 Act and the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations and the 1939 Act and the 1939 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Final Prospectus. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with the sales of the Securities (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to amend the Registration Statement or amend or supplement the Final Prospectus in order that the Final Prospectus will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement the Final Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 3(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Final Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

(f) Blue Sky Qualifications. The Company will use its reasonable best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Representatives may designate and to maintain such qualifications in effect for so long as reasonably required for the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect for so long as reasonably required for the distribution of the Securities. The Company will also supply the Underwriters with such information as is necessary for the determination of the legality of the Securities for investment under the laws of such jurisdiction as the Underwriters may request.

(g) Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(h) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Disclosure Package under "Use of Proceeds."

(i) Reporting Requirements. The Company, during the period when the Final Prospectus is required to be delivered under the 1933 Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act Regulations.

(j) Other Offerings. During the period beginning from the date of this Agreement and continuing to and including the Closing Time, the Company will not offer, sell, contract to sell or otherwise dispose of any debt securities of the Company which mature more than one year after such Closing Time and which are substantially similar to the Securities, without the prior written consent of the Representatives.

(k) Free Writing Prospectuses. The Company agrees that, unless it has obtained or will obtain the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has obtained or will obtain, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus" (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433, other than the information contained in the final term sheet prepared and filed pursuant to Section 3(a) hereof; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule C hereto. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a "Permitted Free Writing Prospectus." The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

SECTION 4. Payments of Expenses.

(a) Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Securities under state securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each Preliminary Prospectus and of the Final Prospectus and any amendments or supplements thereto, and of any Issuer Free Writing Prospectus, (vii) the preparation, printing and delivery to the Underwriters of copies of the Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, and (ix) any fees charged by investment rating companies for the ratings of the Securities.

(b) Termination of Agreement. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters for all of their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters; provided, however, if the Underwriters fail to purchase the Securities because of the termination of this Agreement pursuant to Section 10 or the occurrence of any event specified in clauses (ii), (iv) or (v) of Section 9(a), the Company shall not be responsible for the expenses of any of the Underwriters as described above.

SECTION 5. Conditions of Underwriters' Obligations.

The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions.

(a) Final Prospectus and Registration Statement. The Final Prospectus, and any supplement thereto, have been filed in the manner and within the time period required by Rule 424(b); the final term sheet contemplated by Section 3(a) hereof, and any other material required to be filed by the Company pursuant to Rule 433(d) under the 1933 Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and at Closing Time no stop order suspending the effectiveness of the Registration Statement and no notice objecting to its use shall have been issued under the 1933 Act or proceedings therefor initiated or, to the knowledge of the Company, threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(b) Opinion of Counsel for Company. At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Joseph Currin, counsel for the Company, in the form attached hereto as Exhibit A, together with signed or reproduced copies of such letter for each of the other Underwriters and to such further effect as counsel to the Underwriters may reasonably request.

(c) Opinion of Counsel for Underwriters. At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Sullivan & Cromwell LLP, counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the incorporation of the Company, the Securities, the Indenture, the Registration Statement, the Disclosure Package and the Final Prospectus and other related matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States and the General Corporation Law of the State of Delaware, upon the opinions of counsel satisfactory to the Representatives. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(d) Officers' Certificate. At Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Disclosure Package, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of a Group President or a Vice President of the Company and of the chief financial or chief accounting officer of the Company, dated as of Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section I(a) hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission.

(e) Accountants' Comfort Letter. At the time of the execution of this Agreement, the Representatives shall have received from PricewaterhouseCoopers LLP a letter dated such date, in form and substance satisfactory to the Representatives and

PricewaterhouseCoopers LLP, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Disclosure Package and the Final Prospectus.

(f) <u>Bring-down Comfort Letter</u>. At Closing Time, the Representatives shall have received from PricewaterhouseCoopers LLP a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time.

(g) <u>Maintenance of Rating</u>. At Closing Time, the Securities shall be rated at least "A2" by Moody's Investors Service, Inc. ("<u>Moody's</u>") and "A" by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. (collectively, "<u>S&P</u>"), and the Company shall have delivered to the Representatives a letter dated the Closing Time, from each such rating agency, or other evidence satisfactory to the Representatives, confirming that the Securities have at least such ratings; and since the date of this Agreement, there shall not have occurred a downgrading in the rating assigned to the Securities or any of the Company's other securities by any "nationally recognized statistical rating organization," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act, and no such organization shall have publicly announced that it has under surveillance or review its rating of the Securities or any of the Company's other securities.

(h) <u>Additional Documents</u>. At Closing Time, counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(i) <u>Termination of Agreement</u>. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to Closing Time and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6. <u>Indemnification</u>.

(a) <u>Indemnification of Underwriters</u>. The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of or based upon any untrue statement or alleged untrue statement of a material fact included in the Base Prospectus, any Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Final Prospectus or any Issuer Free Writing Prospectus, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that the Company shall not be liable for any of the indemnification obligations presented in this Section 6(a) to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives.

(b) Indemnification of Company, Directors and Officers. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), or the Base Prospectus, any Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Final Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use therein.

(c) Actions Against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. <u>Contribution</u>.

If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discount received by the Underwriters, in each case as set forth on the cover of the Final Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters' respective obligations to contribute pursuant to this Section 7 are several in proportion to the respective principal amounts of Securities set forth opposite their respective names in <u>Schedule A</u> hereto and not joint.

SECTION 8. <u>Representations, Warranties and Agreements to Survive Delivery</u>.

All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person, or by or on behalf of the Company, and shall survive delivery of the Securities to the Underwriters.

SECTION 9. Termination of Agreement.

(a) Termination; General. The Representatives may terminate this Agreement, by notice to the Company, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Disclosure Package, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the New York Stock Exchange, or (iv) if trading generally on the New York Stock Exchange or the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission or any other Governmental authority, or (v) if a banking moratorium has been declared by either Federal or New York authorities.

(b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters.

If one or more of the Underwriters shall fail at Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement (the "Defaulted Securities"), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the nondefaulting Underwriters, or any other Underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(a) if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Securities to be purchased hereunder, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(b) if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Securities to be purchased hereunder, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability with respect to its default.

In the event of any such default which does not result in a termination of this Agreement, either the Representatives or the Company shall have the right to postpone the Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Final Prospectus or in any other documents or arrangements. As used herein, the term "Underwriter" includes any person substituted for any Underwriter under this Section 10.

SECTION 11. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication or electronic communication.

Notices to the Underwriters shall be directed to the Representatives, c/o Banc of America Securities LLC, at Bank of America Tower, One Bryant Park, New York, New York 10036, attention: High Grade Debt Capital Markets Transaction Management; fax (212) 901-7881;

Notices to the Company shall be directed to it at Caterpillar, Inc., c/o Treasurer, 100 N.E. Adams St., Peoria, Illinois, 61629; with a copy to: Caterpillar Inc., c/o Treasury Counsel, 100 N.E. Adams St., Peoria, Illinois 61629.

SECTION 12. Parties.

This Agreement shall each inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 13. No Fiduciary Duty.

The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arms'-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other, (b) the Underwriters are acting as principal and not as agent or fiduciary of the Company and (c) the Company's engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

SECTION 14. Integration.

This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

SECTION 15. Governing Law and Time.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

SPECIFIED TIMES OF DAY REFER TO NEW YORK, NEW YORK TIME.

SECTION 16. Effect of Headings.

The Section headings herein are for convenience only and shall not affect the construction thereof.

SECTION 17. Waiver of Jury Trial.

Each party to this Agreement hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to a trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated thereby.

SECTION 18. Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 19. Definitions.

The terms which follow, when used in this Agreement, shall have the meanings indicated.

"1933 Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"1934 Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"1939 Act" shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Base Prospectus" shall mean the base prospectus referred to in Section 1(a)(i) contained in the Registration Statement at the Execution Time.

"Business Day" shall mean any day other than a Saturday, a Sunday or legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

"Commission" shall mean the Securities and Exchange Commission.

"Disclosure Package" shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule C hereto, (iv) the final term sheet prepared and filed pursuant to Section 3(a) hereto, if any, and (v) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

"Effective Date" shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or become effective.

"Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

"Final Prospectus" shall mean the prospectus supplement relating to the Securities that was first filed pursuant to Rule 424(b) after the Execution Time, together with the Base Prospectus.

"Free Writing Prospectus" shall mean a free writing prospectus, as defined in Rule 405.

"Issuer Free Writing Prospectus" shall mean an issuer free writing prospectus, as defined in Rule 433. "Preliminary Prospectus" shall mean any preliminary prospectus supplement to the Base Prospectus referred to in Section 1(a)(i) of this Agreement, which is used prior to the filing of the Final Prospectus, together with the Base Prospectus.

"Registration Statement" shall mean the registration statement referred to in Section 1(a)(i) of this Agreement, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended.

"Rule 158", "Rule 163", "Rule 164", "Rule 172", "Rule 401", "Rule 405", "Rule 415", "Rule 424", "Rule 430B" and "Rule 433" refer to such rules under the Act.

"Well-Known Seasoned Issuer" shall mean a well-known seasoned issuer, as defined in Rule 405.


Very truly yours,

CATERPILLAR INC.

By: /s/ Kevin E. Colgan
      Name: Kevin E. Colgan
      Title: Treasurer


Accepted as of the date hereof:
As Representatives of the Several Underwriters

BANC OF AMERICA SECURITIES LLC

By: /s/ Lily Chang
      Name: Lily Chang
      Title: Principal

J.P. MORGAN SECURITIES INC.

By: /s/ Maria Sramek
      Name: Maria Sramek
      Title: Executive Director

December 5, 2008

Banc of America Securities LLC,
   J.P. Morgan Securities Inc.,
     As Representatives of the Several Underwriters,
       c/o Banc of America Securities LLC,
         Bank of America Tower
           One Bryant Park
             New York, New York 10036.


Re: Caterpillar Inc.


Ladies and Gentlemen:

I am furnishing you this opinion in compliance with the provisions of Section 5(b) of the Underwriting Agreement, dated December 3, 2008, between Caterpillar Inc. (the "Company") and Banc of America Securities LLC and J.P. Morgan Securities Inc., as Representatives of the several Underwriters named in Schedule A to the Underwriting Agreement (the "Underwriters"), providing for the sale by the Company and the purchase by the Underwriters of $350,000,000 principal amount of the Company's 7.000% Notes due 2013, $900,000,000 principal amount of the Company's 7.900% Notes due 2018 and $250,000,000 principal amount of the Company's 8.250% Debentures due 2038 (together, the "Securities") issued pursuant to the Indenture, dated as of May 1, 1987, as amended and supplemented (as so amended and supplemented, the "Indenture"), between the Company and U.S. Bank National Association, as successor Trustee (the "Trustee"). I have acted as counsel for the Company and as such have participated in and am familiar with the corporate proceedings relating to the sale of the Securities by the Company in accordance with the terms of the Underwriting Agreement. Unless otherwise defined herein, all terms defined in the Underwriting Agreement shall have the same respective meanings when used herein.

In this regard, I have examined relevant corporate documents and based upon such examination and having regard for legal considerations that I deem relevant and subject to the assumptions, qualifications and limitations set forth below, I am of the following opinion:

i.   The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware with corporate power and authority to own its properties and conduct its business as described in the Disclosure Package and the Final Prospectus;

ii.   The Company has an authorized capitalization as set forth in the Disclosure Package and the Final Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable;

iii.   The Company has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of the State of Illinois;

iv.   I do not know of any litigation or any governmental proceeding instituted or threatened against the Company or any of its consolidated subsidiaries that, in my opinion, would be likely to result in a judgment or decree having a Material Adverse Effect or otherwise be required to be disclosed in the Registration Statement which is not disclosed and accurately summarized, in all material respects, in the Disclosure Package;

v.   The Underwriting Agreement has been duly authorized, executed and delivered by the Company;

vi.   The Securities have been duly authorized and, when duly executed and delivered by the Company, duly authenticated by the Trustee and delivered against the payment of the purchase price therefore as provided in the Underwriting Agreement, will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture, subject to limitations imposed by bankruptcy, insolvency, reorganization, arrangement, fraudulent conveyance, moratorium or other laws relating to or affecting the enforcement of creditors' rights generally, and to general principles of equity, regardless of whether considered in a proceeding in equity or at law; and the Indenture conforms and the Securities will conform in all material respects to the descriptions thereof in the Disclosure Package and the Final Prospectus;

vii.   The Indenture has been duly authorized, executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Trustee, constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to limitations imposed by bankruptcy, insolvency, reorganization, arrangement, fraudulent conveyance, moratorium or other laws relating to or affecting the enforcement of creditors' rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law; and the Indenture has been duly qualified under the 1939 Act;

viii.   The issue and sale of the Securities and the compliance by the Company with all of the provisions of the Securities, the Indenture and the Underwriting Agreement, and the consummation of the transactions therein contemplated, will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any agreement or instrument known to me to which the Company is a party or by which the Company is bound, and which conflicts, breaches and defaults, if any, would individually or in the aggregate have a Material Adverse Effect; nor will such action result in any violation of the provisions of the Restated Certificate of Incorporation or the Bylaws of the Company or any statute of the United States of America or the State of Delaware that are applicable to transactions of the type contemplated by the Underwriting Agreement and the Indenture (provided that I express no opinion as to compliance with the 1933 Act, the 1939 Act, the 1934 Act or the Delaware Securities Act, or with the Bankruptcy Code of 1978, as amended, with respect to any proceeding in which the Company is the debtor) or, to my knowledge, any order of any court or governmental agency or body of the United States of America or the State of Delaware; and no consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Securities by the Company or the consummation by the Company of the other transactions contemplated by the Underwriting Agreement or the Indenture, except such as have been obtained under the 1933 Act and the 1939 Act and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the issue and sale of the Securities;

ix.   The documents incorporated by reference in the Final Prospectus (other than the financial statements and related schedules and other financial data therein, as to which I express no opinion or belief), when they were filed with the Commission, complied as to form in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the Commission thereunder;

x.   The Registration Statement, as of the date on which any part thereof became effective, and the Final Prospectus, as of the date hereof (other than the financial statements and related schedules and other financial data therein, as to which I express no opinion or belief) complied or complies as to form in all material respects with the requirements of the 1933 Act and the 1939 Act and the rules and regulations thereunder; and

xi.   The statements made in the Base Prospectus under the captions "Description of the Debt Securities" and "Plan of Distribution" and in the Final Prospectus under the captions "Description of the Notes and Debentures" and

"Underwriting" are accurate summaries, in all material respects, of the matters therein set forth insofar as they relate to the provisions of documents therein described and fairly present the information called for with respect thereto by the 1933 Act and the rules and regulations thereunder.

In addition, while I make no representation that I have independently verified the accuracy or completeness of the information contained in the documents incorporated by reference in the Disclosure Package and the Final Prospectus, no facts have come to my attention that have caused me to believe that any of such documents (other than the financial statements and related schedules and other financial data therein, as to which I express no opinion or belief), when they were so filed, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such documents were so filed, not misleading, in each case after excluding any statement in any such documents which does not constitute part of the Registration Statement, the Disclosure Package, or the Final Prospectus pursuant to Rule 412 of Regulation C under the 1933 Act; and further, while I make no representation that I have independently verified the accuracy or completeness of the information contained in the Registration Statement, the Disclosure Package and the Final Prospectus (other than as provided by the last clause of paragraph (vi) and under the captions identified in paragraph (xi) hereof), (i) no facts have come to my attention that have caused me to believe that any part of the Registration Statement, insofar as relevant to the offering of the Securities, as of the date on which such part became effective, or the Disclosure Package, as of the Execution Time, or the Final Prospectus, as of its date or as of the date hereof (other than the financial statements and related schedules and other financial data therein, as to which I express no opinion or belief), contained or contains an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case after excluding any statement in any such document which does not constitute part of the Registration Statement, the Disclosure Package or the Final Prospectus pursuant to Rule 412 of Regulation C under the 1933 Act; and (ii) I do not know of any contracts or other documents of a character required to be filed as an exhibit to the Registration Statement or required to be incorporated by reference into the Final Prospectus or required to be described in the Registration Statement or the Final Prospectus which are not filed or incorporated by reference or described as required.

With your permission, I have assumed the following:

1.	the authenticity of original documents and the genuineness of all signatures;

2.	the conformity to the originals of all documents submitted to me as copies;

3.	the truth, accuracy and completeness of the information, factual matters, representations and warranties contained in the records, documents, instruments and certificates I have reviewed; and

4.	that, except as specifically covered in the opinions set forth above, the documents referred to herein were duly authorized, executed and delivered on behalf of the respective parties thereto and that such documents are legal, valid and binding obligations of such parties.

Whenever a statement herein is qualified by the phrases "I do not know," "I have no reason to believe," "known to me" or "to my knowledge," it is intended to indicate that, during the course of my representation of the Company, no information that would give me current actual knowledge of the inaccuracy of such statement has come to my attention as I have rendered legal services in connection with the representation described in the introductory paragraph of this opinion. However, I have not undertaken any independent investigation to determine the accuracy of such statement, and any limited inquiry or review undertaken by me during the preparation of this opinion should not be regarded as such an independent investigation; no inference as to my knowledge of any matters bearing on the accuracy of any such statement should be drawn from the fact of my representation of the Company.

My opinion that any document is valid, binding or enforceable is qualified as to:

1.	limitations imposed by bankruptcy, insolvency, reorganization, arrangement, fraudulent conveyance, moratorium or other laws relating to or affecting the enforcement of creditors' rights generally;

2.   the possibility that certain covenants and provisions for the acceleration of the maturity of the Securities may not be enforceable if enforcement would be unreasonable under the then existing circumstances; and

3.   general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief, regardless of whether such enforceability is considered in a proceeding in equity or at law.

I express no opinion as to laws other than laws of the State of Illinois, the federal law of the United States of America and the General Corporate Law of the State of Delaware.

This opinion is solely for your benefit and may not be relied upon, used, circulated, quoted or referred to, nor may copies hereof be delivered to, any other person without my prior written approval. I disclaim any obligation to update this opinion for events occurring or coming to my attention after the date hereof.

Sincerely,

Securities Counsel

Underwriter	Principal Amount of Notes due 2013		Principal Amount of Notes due 2018		Principal Amount of Debentures due 2038	
Banc of America Securities LLC	$	122,500,000	$	315,000,000	$	87,500,000
J.P. Morgan Securities Inc.		122,500,000		315,000,000		87,500,000
SG Americas Securities, LLC		26,250,000		67,500,000		18,750,000
Commerzbank Capital Markets Corp.		12,250,000		31,500,000		8,750,000
Mitsubishi UFJ Securities International plc		12,250,000		31,500,000		8,750,000
Goldman, Sachs & Co.		10,500,000		27,000,000		7,500,000
BNP Paribas Securities Corp.		8,750,000		22,500,000		6,250,000
ING Financial Markets LLC		8,750,000		22,500,000		6,250,000
KBC Financial Products USA Inc.		8,750,000		22,500,000		6,250,000
Lloyds TSB Bank Plc		8,750,000		22,500,000		6,250,000
Standard Chartered Bank		8,750,000		22,500,000		6,250,000
Total	$	350,000,000	$	900,000,000	$	250,000,000

7.000% Notes due 2013
7.900% Notes due 2018
8.250% Debentures due 2038

Title of Securities:
7.000% Notes due 2013
7.900% Notes due 2018
8.250% Debentures due 2038

Aggregate Principal Amount:
$350,000,000 for 7.000% Notes due 2013
$900,000,000 for 7.900% Notes due 2018
$250,000,000 for 8.250% Debentures due 2038

Price to Public:
99.976% of the principal amount of the Notes for 7.000% Notes due 2013, plus accrued interest, if any, from December 5, 2008
99.832% of the principal amount of the Notes for 7.900% Notes due 2018, plus accrued interest, if any, from December 5, 2008
99.238% of the principal amount of the Debentures for 8.250% Debentures due 2038, plus accrued interest, if any, from December 5, 2008

Purchase Price by Underwriters:
99.626% of the principal amount of the Notes for 7.000% Notes due 2013, plus accrued interest, if any, from December 5, 2008
99.357% of the principal amount of the Notes for 7.900% Notes due 2018, plus accrued interest, if any, from December 5, 2008
98.363% of the principal amount of the Debentures for 8.250% Debentures due 2038, plus accrued interest, if any, from December 5, 2008

Underwriting Discount or Commission (including aggregate dollar amount):
0.350% of the principal amount of the Notes for 7.000% Notes due 2013 ($1,225,000)
0.475% of the principal amount of the Notes for 7.900% Notes due 2018 ($4,275,000)
0.875% of the principal amount of the Debentures for 8.250% Debentures due 2038 ($2,187,500)

Specified Funds for and Method of Payment of Purchase Price and Underwriting Commission (if not paid in the form of a discount):
Same-day funds, to be paid by wire transfer

Indenture:
Indenture, dated as of May 1, 1987, as amended and supplemented to date (the "Indenture"), made by and between the Company and U.S. Bank National Association, as successor trustee

Maturity Date:
December 15, 2013 for 7.000% Notes due 2013
December 15, 2018 for 7.900% Notes due 2018
December 15, 2038 for 8.250% Debentures due 2038

Interest Rate:
7.000% for Notes due 2013
7.900% for Notes due 2018
8.250% for Debentures due 2038

Interest Payment Dates:
June 15 and December 15, commencing June 15, 2009

Regular Record Dates:
June 1 or December 1 immediately preceding the applicable interest payment date

Optional Redemption Provisions:
The Notes and Debentures may be redeemed in whole at any time or in part from time to time, at the Company's option, at a redemption price equal to the greater of

- 100% of the principal amount of the Notes or Debentures to be redeemed, or

- the sum of the present values of the remaining scheduled payments of principal and interest on the Notes or Debentures to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 50 basis points,

plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

"Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the Notes or Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such Notes or Debentures.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means any of Banc of America Securities LLC or J.P. Morgan Securities Inc. and any of their respective successors, as appointed by the Company, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by the Company.

"Reference Treasury Dealer" means (1) any of Banc of America Securities LLC or J.P. Morgan Securities Inc. and any of their respective successors, as appointed by the Company, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York, New York (a "Primary Treasury Dealer"), the Company will substitute for such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to the Company.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.

Holders of notes or debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the Notes or Debentures are to be redeemed, the Trustee will select the particular notes or debentures or portions thereof for redemption from the outstanding notes or debentures not previously called, pro rata or by lot, or in such other manner as the Company shall direct.

Sinking Fund Provisions:

No sinking fund provisions

Manner of Delivery of Securities:

Registered Global Securities through The Depository Trust Company

Time of Delivery:

9:00 A.M., New York time, on December 5, 2008

Closing Location:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Names and Addresses of the Representatives:

Banc of America Securities LLC
Bank of America Tower
One Bryant Park
New York, New York 10036
(212) 583-8000

J.P. Morgan Securities Inc.
270 Park Avenue
New York, NY 10017-2014
(212) 270-6000

Schedule C
December 3, 2008
Filed Under Rule 433

Registration No. 333-136265

Final Term Sheet

$1,500,000,000
Caterpillar Inc.

7.000% Notes due 2013

7.900% Notes due 2018

8.250% Debentures due 2038

Issuer:	Caterpillar Inc.
Securities:	7.000% Notes due 2013 7.900% Notes due 2018 8.250% Debentures due 2038
Size:	$350mm for 7.000% Notes due 2013 $900mm for 7.900% Notes due 2018 $250mm for 8.250% Debentures due 2038
Maturity:	December 15, 2013 for 7.000% Notes due 2013 December 15, 2018 for 7.900% Notes due 2018 December 15, 2038 for 8.250% Debentures due 2038
Coupon:	7.000% for Notes due 2013 7.900% for Notes due 2018 8.250% for Debentures due 2038
Price to Public:	99.976% for Notes due 2013 99.832% for Notes due 2018 99.238% for Debentures due 2038
Yield to Maturity:	7.005% for Notes due 2013 7.924% for Notes due 2018 8.319% for Debentures due 2038
Spread to Benchmark Treasury	+ 535 basis points for Notes due 2013 + 525 basis points for Notes due 2018 + 510 basis points for Debentures due 2038
Benchmark Treasury:	UST 2.000% due November 30, 2013 UST 3.750% due November 15, 2018 UST 4.375% due February 15, 2038
Benchmark Treasury Price & Yield:	101-20 ¾: 1.655% for UST due November 30, 2013

	109-11: 2.674% for UST due November 15, 2018 121-25: 3.219% for UST due February 15, 2038
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2009
Optional Redemption:	At a discount rate of Treasury plus 50 basis points for Notes due 2013 At a discount rate of Treasury plus 50 basis points for Notes due 2018 At a discount rate of Treasury plus 50 basis points for Debentures due 2038
Expected Settlement Date:	T+ 3; December 5, 2008
CUSIP:	149123 BP5 for Notes due 2013 149123 BQ3 for Notes due 2018 149123 BR1 for Debentures due 2038
Anticipated Ratings:	A2 by Moody's Investors Service, Inc., A by Standard & Poor's Ratings Services and A+ by Fitch Ratings, Inc. Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.
Senior Co-Manager:	SG Americas Securities, LLC
Junior Co-Managers:	Commerzbank Capital Markets Corp. Goldman, Sachs & Co. Lloyds TSB Bank Plc Mitsubishi UFJ Securities International plc Standard Chartered Bank BNP Paribas Securities Corp. ING Financial Markets LLC KBC Financial Products USA Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1 (800) 294-1322 or J.P. Morgan Securities Inc. collect at 1 (212) 834-4533.

EXHIBIT 4.1

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES HEREINAFTER DESCRIBED AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREON, CEDE & CO. HAS AN INTEREST HEREIN.

CATERPILLAR INC.

_____% NOTES DUE _____

REGISTERED $_____
NO. _____

                                                                                    CUSIP 149123 _____
                                                                                    ISIN US149123_____

CATERPILLAR INC., a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company", which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., as nominee for The Depository Trust Company, or registered assigns, the principal sum of _____ Dollars ($_____) on _____, _____, subject to advancement as provided in Annex A hereto, and to pay interest thereon from _____, _____, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on _____ and _____ of each year, commencing _____, _____, at the rate of _____% per annum, until the principal hereof is paid or made available for payment and (to the extent that the payment of such interest shall be legally enforceable) at the rate per annum borne by this Security on any overdue principal and on any overdue installment of interest. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on _____ or _____, respectively, immediately preceding such Interest Payment Date (whether or not a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and interest on this Security due at Maturity in United States dollars will be made in immediately available funds to the Depositary or its nominee, provided that this Security is presented to the Trustee in time for the Trustee to make such payment in accordance with its normal procedures. Payment of interest (other than interest payable at Maturity) on this Security in United States dollars will be made by transfer of immediately available funds to the Depositary or its nominee.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by or on behalf of the Trustee under the Indenture.

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of May 1, 1987, as supplemented (the "Indenture"), between the Company and U.S. Bank National Association (the successor "Trustee", which term includes any successor trustee under the Indenture), to which Indenture all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited initially in aggregate principal amount to $_____.

The Company may from time to time, without notice to or the consent of the Holders of the Securities, create and issue further securities ranking on a parity with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities) so that further securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

The Securities shall have the redemption features summarized in Annex A to this Global Security.

The provisions for defeasance and covenant defeasance set forth in Sections 1302 and 1303 of the Indenture, respectively, will apply to the Securities of this series.

If any Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than 66 2/3% in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency herein prescribed.

As provided in the Indenture and subject to certain limitations therein and herein set forth, the transfer of this Security is registrable in the Security Register upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security is a Global Security and shall be exchangeable for Securities registered in the names of Persons other than the Depositary with respect to this Global Security or its nominee only if (x) such Depositary notifies the Company that it is unwilling or unable to continue as Depositary for this Global Security or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended, (a) the Company executes and delivers to the Trustee a Company Order that this Global Security shall be exchangeable or (b) there shall have occurred and be continuing an Event of Default with respect to the Securities. If this Global Security is exchangeable pursuant to the preceding sentence, it shall be exchangeable for Securities issuable in a minimum denomination of $2,000 and integral multiples of $1,000 thereafter, registered in such names as such Depositary shall direct.

The Securities of this series are issuable only in registered form without coupons and when not represented by one or more Global Securities, (a) will be issuable in a minimum denomination of $2,000 and integral multiples of $1,000 thereafter and (b) as provided in the Indenture and subject to certain limitations therein set forth, will be exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration or transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: _____, _____

[SEAL]

CATERPILLAR INC.

By: _____
    Name:
    Title:

Attest:

By: _____
    Name:
    Title:

TRUSTEE'S CERTIFCATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION,
    as Trustee

By _____
    Name:
    Title:

ANNEX A TO GLOBAL SECURITY

Optional Redemption

This Security may be redeemed in whole at any time or in part from time to time, at the Company's option, at a redemption price equal to the greater of

- 100% of the principal amount of the Securities to be redeemed, or

- the sum of the present values of the remaining scheduled payments of principal and interest on the Securities to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 50 basis points,

plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

"Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such notes.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means any of Banc of America Securities LLC or J.P. Morgan Securities Inc. and any of their respective successors, as appointed by us, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.

"Primary Treasury Dealer" means a primary U.S. government securities dealer in New York, New York.

"Reference Treasury Dealer" means (1) any of Banc of America Securities LLC or J.P. Morgan Securities Inc. and any of their respective successors, as appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York, New York (a "Primary Treasury Dealer"), we will substitute for such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.

Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the Notes are to be redeemed, the Trustee will select the particular Notes or portions thereof for redemption from the outstanding Notes not previously called, pro rata or by lot, or in such other manner as the Company shall direct.

EXHIBIT 4.2

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES HEREINAFTER DESCRIBED AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREON, CEDE & CO. HAS AN INTEREST HEREIN.


CATERPILLAR INC.

_____% DEBENTURES DUE _____


REGISTERED $_____
NO. _____

                                                 CUSIP 149123 _____
                                                 ISIN US149123 _____

CATERPILLAR INC., a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company", which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., as nominee for The Depository Trust Company, or registered assigns, the principal sum of _____ Dollars ($_____) on _____, _____, subject to advancement as provided in Annex A hereto, and to pay interest thereon from _____, _____, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on _____ and _____ of each year, commencing _____, _____, at the rate of _____% per annum, until the principal hereof is paid or made available for payment and (to the extent that the payment of such interest shall be legally enforceable) at the rate per annum borne by this Security on any overdue principal and on any overdue installment of interest. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on _____ or _____, respectively, immediately preceding such Interest Payment Date (whether or not a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and interest on this Security due at Maturity in United States dollars will be made in immediately available funds to the Depositary or its nominee, <u>provided</u> that this Security is presented to the Trustee in time for the Trustee to make such payment in accordance with its normal procedures. Payment of interest (other than interest payable at Maturity) on this Security in United States dollars will be made by transfer of immediately available funds to the Depositary or its nominee.

1

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by or on behalf of the Trustee under the Indenture.

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of May 1, 1987, as supplemented (the "Indenture"), between the Company and U.S. Bank National Association (the successor "Trustee", which term includes any successor trustee under the Indenture), to which Indenture all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited initially in aggregate principal amount to $_____.

The Company may from time to time, without notice to or the consent of the Holders of the Securities, create and issue further securities ranking on a parity with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities) so that further securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

The Securities shall have the redemption features summarized in Annex A to this Global Security.

The provisions for defeasance and covenant defeasance set forth in Sections 1302 and 1303 of the Indenture, respectively, will apply to the Securities of this series.

If any Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than 66 2/3% in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency herein prescribed.

As provided in the Indenture and subject to certain limitations therein and herein set forth, the transfer of this Security is registrable in the Security Register upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security is a Global Security and shall be exchangeable for Securities registered in the names of Persons other than the Depositary with respect to this Global Security or its nominee only if (x) such Depositary notifies the Company that it is unwilling or unable to continue as Depositary for this Global Security or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended, (a) the Company executes and delivers to the Trustee a Company Order that this Global Security shall be exchangeable or (b) there shall have occurred and be continuing an Event of Default with respect to the Securities. If this Global Security is exchangeable pursuant to the preceding sentence, it shall be exchangeable for Securities issuable in a minimum denomination of $2,000 and integral multiples of $1,000 thereafter, registered in such names as such Depositary shall direct.

The Securities of this series are issuable only in registered form without coupons and when not represented by one or more Global Securities, (a) will be issuable in a minimum denomination of $2,000 and integral multiples of $1,000 thereafter and (b) as provided in the Indenture and subject to certain limitations therein set forth, will be exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration or transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: _____, _____

[SEAL]

CATERPILLAR INC.

By: _____
    Name:
    Title:

Attest:

By: _____
    Name:
    Title:

TRUSTEE'S CERTIFCATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION,
    as Trustee

By _____
    Name:
    Title:

ANNEX A TO GLOBAL SECURITY

Optional Redemption
This Security may be redeemed in whole at any time or in part from time to time, at the Company's option, at a redemption price equal to the greater of

- 100% of the principal amount of the Securities to be redeemed, or

- the sum of the present values of the remaining scheduled payments of principal and interest on the Securities to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 50 basis points,

plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

"Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such notes.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means any of Banc of America Securities LLC or J.P. Morgan Securities Inc. and any of their respective successors, as appointed by us, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.

"Primary Treasury Dealer" means a primary U.S. government securities dealer in New York, New York.

"Reference Treasury Dealer" means (1) any of Banc of America Securities LLC or J.P. Morgan Securities Inc. and any of their respective successors, as appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York, New York (a "Primary Treasury Dealer"), we will substitute for such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.

Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the Notes are to be redeemed, the Trustee will select the particular Notes or portions thereof for redemption from the outstanding Notes not previously called, pro rata or by lot, or in such other manner as the Company shall direct.